SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)

Helix Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

42333M101
(CUSIP Number)

Daniel Barton
Chief Executive Officer

Forian Inc.
41 University Drive, Suite 405
Newtown, PA 18940
(267) 757-8707

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Darrick M. Mix, Esq.

Peter D. Visalli, Esq.

Duane Morris LLP

30 South 17th Street

Philadelphia, Pennsylvania 19103

(215) 979-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 16, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42333M101	13D

1	NAMES OF REPORTING PERSONS Forian Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 47,267,887(1) (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,267,887(1) (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.6%(2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1) Beneficial ownership of 47,267,887 shares of Issuer Common Stock (as defined below) (inclusive of 3,176,659 shares of Issuer Common Stock issuable upon exercise of Issuer Warrants (as defined below) based upon the representations of the holders of such Issuer Warrants in the Voting Agreements) is being reported hereunder solely because the Reporting Person (as defined below) may be deemed to have beneficial ownership of such shares of Issuer Common Stock as a result of the Voting Agreements described in Item 4 hereof. Neither the filing of this Statement (as defined below) nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the Supporting Shares (as defined below) subject to the Voting Agreements for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Person.

(2) Based on (a) 116,347,812 shares of Issuer Common Stock outstanding as of the close of business on October 15, 2020, as represented by the Issuer (as defined below) in the Merger Agreement (as defined below) described in Item 4 hereof, and (b) 3,176,659 shares of Issuer Common Stock issuable upon exercise of Issuer Warrants based upon the representations of the holders of such Issuer Warrants in the Voting Agreements.

CUSIP No. 42333M101	13D

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.001 per share (the “Issuer Common Stock”), of Helix Technologies, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 5300 DTC Parkway, Suite 300, Greenwood Village, CO 80111.

Item 2.	Identity and Background.

This Statement is filed on behalf of Forian Inc., a Delaware corporation (the “Reporting Person”). The Reporting Person has a principal business address at 41 University Drive, Suite 405, Newtown, PA 18940. The principal business of the Reporting Person is the transactions contemplated by that certain Agreement and Plan of Merger, dated as of October 16, 2020, among the Reporting Person, DNA Merger Sub Inc., a wholly owned subsidiary of the Reporting Person (“Merger Sub”), Medical Outcomes Research Analytics, LLC (“MOR”) and the Issuer (the “Merger Agreement”). The directors and executive officers of the Reporting Person are set forth on Schedule I attached hereto. Schedule I sets forth the following information with respect to each such person:

(a)	name;
(b)	business address;
(c)	present principal occupation or employment or principal business; and
(d)	citizenship.

During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any person named in Schedule I, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is filing this Statement because it has entered into certain understandings, as further described herein, with each of (i) Helix Opportunities LLC (“Helix Opportunities”), a principal stockholder of the Issuer which is owned by Zachary Venegas, the Issuer’s Chief Executive Officer and a member of the Issuer’s board of directors, and Scott Ogur, the Issuer’s Chief Financial Officer and a member of the Issuer’s board of directors; (ii) Paul Hodges III, a member of the Issuer’s board of director (“Hodges”); (iii) Rose Capital Fund I, LP (“RC”) and its affiliates RSF4 II, LLC (“RSF4 II”), RSF5 LLC (“RSF5”), RSF4 LLC (“RSF4”), RC Feeder II LLC (“RC Feeder”) and RSG5 LLC (“RSG5” and together with RC, RSF4 II, RSF5, RSF4 and RC Feeder, the “RC Parties”); and (iv) Nightstone Unlimited., a principal stockholder of the Issuer (“Nightstone”) (collectively, the “Supporting Securityholders” and each a “Supporting Securityholder”), in connection with the transactions contemplated by the Merger Agreement, as more fully described in Item 4 hereof. The Supporting Securityholders are the record and/or beneficial owners of the Issuer Shares (as defined below) reported herein.

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth or incorporated in Item 4 is incorporated by reference in its entirety into this Item 3.

As more fully described in Item 4 hereof, the Supporting Securityholders, who are the record and/or beneficial owners of an aggregate of 47,267,887 shares of Issuer Common Stock, inclusive of 3,176,659 shares of Issuer Common Stock issuable upon exercise of warrants to purchase shares of Issuer Common Stock (“Issuer Warrants”) based upon the representations of the holders of such Issuer Warrants in the Voting Agreements (the shares of Issuer Common Stock beneficially owned by the Supporting Securityholders, collectively, the “Supporting Shares”), have entered into the Voting Agreements with the Reporting Person. As a result of the Voting Agreements, the Reporting Person may be deemed to have beneficial ownership of the Supporting Shares beneficially owned by the Supporting Securityholders, however such beneficial ownership is expressly disclaimed by the Reporting Person. The Reporting Person did not pay any consideration to the Supporting Securityholders in respect of the Voting Agreements.

The Supporting Securityholders entered into the Voting Agreements to induce the Reporting Person to enter into the Merger Agreement, as more fully described in Item 4 hereof.

CUSIP No. 42333M101	13D

Item 4.	Purpose of Transaction.

Merger Agreement

On October 16, 2020, the Issuer, the Reporting Person, DNA Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of the Reporting Person (“Merger Sub”), and Medical Outcomes Research Analytics, LLC, a Delaware limited liability company (“MOR”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). The transactions contemplated under the Merger Agreement are referred to as the “Transactions.”

Pursuant to the terms of the Merger Agreement, a business combination between the Issuer and the Reporting Person will be effected through the merger of Merger Sub with and into the Issuer, with the Issuer surviving as the surviving company (the “Surviving Corporation”) and a wholly-owned subsidiary of the Reporting Person (the “Merger”). Once effective, common stock of the Issuer will be converted into the right to receive common stock of the Reporting Person pursuant to the terms and subject to the conditions set forth in the Merger Agreement, as more fully set forth under “Consideration” below.

Immediately prior to the consummation of the Merger, the Reporting Person and MOR will consummate a reorganization (the “Reporting Person Reorganization”), pursuant to which the holders of all of the issued and outstanding equity interests of MOR (the “MOR Owners”) will exchange their ownership interests in MOR for common stock of the Reporting Person, par value $0.001 per share (“Reporting Person Common Stock”), pursuant to a Contribution Agreement between the Reporting Person and the MOR Owners. The Reporting Person Reorganization will result in MOR also becoming a wholly owned subsidiary of the Reporting Person.

As a result of the Reporting Person Reorganization and Merger, the stockholders of the Issuer and the MOR Owners, respectively, will become the stockholders of the Reporting Person.

Consideration

Under the terms of the Merger Agreement, the consideration to be paid in the Merger consists of Reporting Person Common Stock.

Prior to the effective time of the Merger (the “Closing”), (a) all of the Issuer’s outstanding shares of preferred stock shall have been converted into shares of common stock, par value $0.001 per share, of the Issuer (“Issuer Common Stock”), and (b) certain outstanding convertible notes of the Issuer shall have been converted into shares of Issuer Common Stock.

At the Closing, (a) each share of Issuer Common Stock that is issued and outstanding immediately prior to the Closing (other than dissenting shares and shares of Issuer Common Stock, if any, held by the Reporting Person, Merger Sub, the Issuer, any subsidiary of the Issuer or held in the Issuer’s treasury) will be canceled and converted into the right to receive 0.02731 validly issued, fully paid and non-assessable shares of Reporting Person Common Stock, (b) each share of Issuer Common Stock held by the Reporting Person, Merger Sub, the Issuer, any subsidiary of the Issuer or in the treasury of the Issuer will be canceled automatically without conversion thereof and no payment or distribution will be made with respect thereto, and (c) each option to purchase Issuer Common Stock, whether vested or unvested, that is outstanding immediately prior to the Closing shall, by virtue of the occurrence of the Closing and without any action on the part of the Issuer, be converted into an option with respect to a number of shares of Reporting Person Common Stock in the manner set forth in the Merger Agreement.

At the Closing, by virtue of the Merger, each share of common stock of Merger Sub issued and outstanding immediately prior to the Closing shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock of the surviving corporation and shall constitute the only outstanding shares of capital stock of the surviving corporation.

Board of Directors and Executive Officers Post-Closing

Immediately after consummation of the Merger, the Reporting Person’s board of directors will consist of eleven directors, including Marty Wygod, Max Wygod, Adam Dublin and Dan Barton of MOR, Scott Ogur of the Issuer, and six new independent directors. Furthermore, immediately after consummation of the Merger, Dan Barton, Chief Executive Officer of MOR, will be Chief Executive Officer of the Reporting Person, Max Wygod, co-founder of MOR, will be Executive Chairman of the Reporting Person’s board of directors, Adam Dublin, co-founder of MOR, will be Chief Strategy Officer of the Reporting Person, and Clifford Farren, Chief Financial Officer, Treasurer and Secretary of the Reporting Person, will be Chief Financial Officer, Treasurer and Secretary of the Reporting Person.

CUSIP No. 42333M101	13D

Representations and Warranties

The Merger Agreement contains customary representations and warranties of the parties thereto with respect to, among other things, (a) organization, standing and power; (b) subsidiaries; (c) capital structure; (d) authorization to enter into the Merger Agreement; (e) execution, delivery and enforceability of the Merger Agreement; (f) conflicts with organizational documents, material contracts, laws and orders; (g) required consents; (h) undisclosed liabilities; (i) absence of certain changes or events; (j) taxes; (k) employee benefits; (l) employment and labor matters; (m) legal proceedings; (n) compliance with laws; (o) environmental matters; (p) material contracts; (q) real and personal property; (r) intellectual property; (s) data security and privacy; (t) certain payments and practices; (u) product warranty and liability; (v) suppliers and customers; (w) brokers’ fees and expenses; (x) insurance; (y) related party transactions; (z) in the case of the Issuer, anti-takeover provisions, documents filed with the SEC, opinion of the Reporting Person’s financial advisor, accounts receivable and bank accounts; and (aa) in the case of the Reporting Person, certain financial information, formation of Merger Sub and ownership of the Issuer’s capital stock.

Covenants

The Merger Agreement includes customary covenants of the Issuer with respect to operation of the business prior to consummation of the Transactions. The Merger Agreement also contains additional covenants of the parties, including, among others, (a) the use of reasonable best efforts to consummate the Merger and (b) preparation and filing of a proxy statement and prospectus of the Issuer (the “Proxy Statement/Prospectus”).

In addition, the Issuer is obligated, as reasonably promptly as practicable after the later of (a) the date on which the registration statement on Form S-4 is filed with the Securities and Exchange Commission (“SEC”) by the Reporting Person under the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of Reporting Person Common Stock to be issued to the stockholders of the Issuer in connection with the Transactions (the “Form S-4”) is declared effective under the Securities Act and (b) the date on which the SEC confirms that it has no further comments on the Proxy Statement/Prospectus, to hold a meeting of its stockholders for the purpose of adopting the Merger Agreement and approving the Transactions, including the Merger (the “Issuer Stockholders Meeting”). Furthermore, the Issuer’s board of directors is required under the Merger Agreement to recommend that the Issuer stockholders vote in favor of the adoption of the Merger Agreement and the Merger.

The Merger Agreement also contains customary non-solicitation provisions prohibiting the Issuer from soliciting, initiating, knowingly encouraging or facilitating any “Inquiry” (as defined in the Merger Agreement), entering into, continuing or otherwise participating in any discussions or negotiations with any person with respect to an Inquiry or an “Alternative Proposal” (as defined in the Merger Agreement) or entering into any contracts or agreements in connection therewith.

Conditions to Consummation of the Merger

Consummation of the Merger is generally subject to customary conditions of the respective parties, including (a) the absence of any law or governmental order preventing, enjoining, making illegal or prohibiting the consummation of the Merger and the other Transactions, (b) effectiveness of the Form S-4 upon declaration by the SEC, (c) having obtained the approval of the Issuer’s stockholders, (d) the acquisition by the Reporting Person of all of the equity interests of MOR, (e) completion of a private offering by MOR of securities resulting in net proceeds to MOR of at least $11,000,000 (the “MOR Offering”), (f) the shares of Reporting Person Common Stock shall have been approved for listing on The Nasdaq Capital Market, subject to official notice of issuance, (g) holders of no more than five percent (5%) of the outstanding shares of Issuer Common Stock (calculated on an as-converted to Issuer Common Stock basis) not exercising, or remaining entitled to exercise, statutory rights to appraisal or dissenters rights pursuant to the DGCL with respect to such shares of Issuer capital stock, (h) receipt of certain required approvals, (i) repayment or conversion of certain indebtedness of the Issuer, (j) conversion of all of the Issuer’s preferred stock, par value $0.001 per share “Issuer Preferred Stock”) to Issuer Common Stock, and (k) divestiture of Issuer’s security guarding business.

Termination

The Merger Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including (a) upon mutual written consent of the Reporting Person and the Issuer or (b) by either the Reporting Person or the Issuer if (i) the Merger has not been consummated on or prior to February 26, 2021 (the “End Date”), (ii) the consummation of the Merger has been prevented, enjoined made illegal or otherwise prohibited, (iii) by either the Reporting Person or the Issuer if Issuer stockholder approval of the Merger is not obtained, (iv) MOR fails to consummate the MOR Offering and all other conditions to closing of the Merger are satisfied, or (v) the other party has breached any representation, warranty, covenant or agreement and such breach is not cured within 30 days following receipt by the breaching party of written notice of such breach. The Merger Agreement also provides that the Issuer may terminate the Merger Agreement if, among other things, the Issuer’s board of directors in order to enter into a definitive written agreement providing for a “Superior Proposal” (as defined in the Merger Agreement) if the Issuer has complied in all material respects with certain obligations with respect to such Superior Proposal only after the Issuer provides the Reporting Person with not less than five business days’ notice of its determination to accept such Superior Proposal, including all material terms thereof and fulfills its obligations in the Merger Agreement upon such termination. Further, the Reporting Person may terminate the Merger Agreement (a) in the event of an “Adverse Recommendation Change” (as defined in the Merger Agreement), (b) if the Issuer materially breaches its non-solicitation obligations, (c) if the Issuer does not divest its security guarding business at least fifteen (15) business days prior to the End Date, or (d) if The Nasdaq Stock Market, LLC informs the Reporting Person that the shares of Reporting Person Common Stock are not, or will not be, approved for listing, whether or not such decision is subject to appeal.

CUSIP No. 42333M101	13D

The Merger Agreement provides that, upon termination of the Merger Agreement under specified circumstances, the Issuer will be required to pay the Reporting Person a termination fee equal to the greater of (a) $1,365,000 and (b) the aggregate amount of all costs, fees and expenses incurred by the Reporting Person, MOR or any of the Reporting Person’s subsidiaries in connection with the Transactions. The Merger Agreement provides that, upon termination of the Merger Agreement under specified circumstances, the Issuer will be required to reimburse the Reporting Person the aggregate amount of all costs, fees and expenses incurred by the Reporting Person, MOR or any of the Reporting Person’s subsidiaries in connection with the Transactions. The Merger Agreement provides that, upon termination of the Merger Agreement under specified circumstances, the Reporting Person will be required to pay the Issuer a termination fee of $500,000.

A copy of the Merger Agreement is filed with this Statement as Exhibit 1 and is incorporated herein by reference. The foregoing description of the Merger Agreement and the Transactions is not complete and is subject to, and qualified in its entirety by, reference to the actual agreement. The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Merger Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. In particular, the assertions embodied in the representations and warranties in the Merger Agreement were made as of a specified date, are modified or qualified by information in one or more confidential disclosure letters prepared in connection with the execution and delivery of the Merger Agreement, may be subject to a contractual standard of materiality different from what might be viewed as material to investors, or may have been used for the purpose of allocating risk between the parties. Accordingly, the representations and warranties in the Merger Agreement are not necessarily characterizations of the actual state of facts about the Reporting Person, the Issuer or the other parties at the time they were made or otherwise and should only be read in conjunction with the other information that the Issuer makes publicly available in reports, statements and other documents filed with the SEC.

Voting Agreements

On October 16, 2020, concurrent with the execution and delivery of the Merger Agreement, the Supporting Securityholders entered into separate voting and support agreements with the Reporting Person (collectively, the “Voting Agreements” and individually a “Voting Agreement”).

Pursuant to the Voting Agreements, each Supporting Securityholder agreed, among other things to, vote or cause to be voted the shares of Issuer Common Stock and Issuer Preferred Stock (on an as-converted basis) beneficially owned by such Supporting Securityholder (a) in favor of the adoption of the Merger Agreement and approval of the Merger and (b) against (i) any action or proposal that would constitute a breach in any respect of any covenant, representation or warranty under the Merger Agreement or of such Supporting Securityholder under the applicable Voting Agreement, or that reasonably would be expected to prevent, impede, frustrate, interfere with, delay, postpone or adversely affect the Merger or any of the other Transactions or the consummation thereof, (ii) any Alternative Proposal or any proposal relating to an Alternative Proposal, or (iii) any proposal in opposition to approval of the Merger Agreement or in competition with or materially inconsistent with the Merger Agreement.

In addition, under the terms of its Voting Agreement, each Supporting Securityholder irrevocably appointed the Reporting Person as such Supporting Securityholder’s proxy and attorney-in-fact to vote at any annual or special meeting of the Issuer stockholders at which any of the matters set forth above are to be considered, with respect to such Supporting Securityholder’s Issuer Common Stock and Issuer Preferred Stock.

Each Supporting Securityholder also agreed, under its Voting Agreement, not to, among other things, (a) cause or permit any “Transfer” (as defined in the Voting Agreements) of any of such Supporting Securityholder’s “Subject Securities” (as defined in such Supporting Securityholder’s Voting Agreement); (b) deposit any of such Supporting Securityholder’s Subject Securities in a voting trust, grant any proxy or power of attorney in respect of such Supporting Securityholder’s Subject Securities, enter into any voting agreement or similar arrangement with respect to such Supporting Securityholder’s Subject Securities; (c) acquire any additional securities of the Issuer; (d) form, join, encourage, influence, advise or in any way participate in any “group” (as such term is defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) with any persons with respect to any securities of the Issuer; (e) act in concert with any person to make, or participate in, a “solicitation” of “proxies” or consents (as such terms are used in the proxy solicitation rules of the SEC), other than to recommend that stockholders of the Issuer vote in favor of the adoption of the Merger Agreement and any proposal or action in respect of which approval of the Issuer’s stockholders is requested that could reasonably be expected to facilitate the Merger and the other Transactions; or (f) commit or agree to take any of the foregoing actions.

CUSIP No. 42333M101	13D

The Supporting Securityholders also agreed to waive their appraisal rights in connection with the Merger and agreed to certain non-solicitation obligations with respect to any Inquiry or Alternative Proposals.

Each Supporting Securityholder that beneficially owns shares of the Issuer Preferred Stock also agreed, under the Voting Agreements, that all of its shares of Issuer Preferred Stock would convert into 1.046 shares of Issuer Common Stock, with such conversion to become effective immediately prior to the effective time of the Merger. Each Supporting Securityholder that beneficially owns certain convertible notes of the Issuer also agreed, under the Voting Agreements, that such convertible notes would convert into shares of Issuer Common Stock prior to the effective time of the Merger.

The foregoing description of the Voting Agreements is not complete and is subject to, and qualified in its entirety by, reference to the full text of the form of Voting Agreement filed as Exhibit 2 to this Statement, which is incorporated herein by reference.

Additional Information

The purpose of the Merger is for the Reporting Person to acquire control of, and the entire equity interest in, the Issuer. The Supporting Securityholders entered into the Voting Agreements as an inducement to the Reporting Person’s willingness to enter into the Merger Agreement. At the Closing, the certificate of incorporation of Issuer, as amended, will be amended and restated in its entirety in the form attached to the Merger Agreement, and, as so amended and restated, will be the certificate of incorporation of the surviving corporation in the Merger until further amended. Immediately after the Closing, the directors of the Surviving Corporation will consist of Max Wygod, Adam Dublin and Dan Barton of MOR. Furthermore, immediately after the Closing, Dan Barton will be Chief Executive Officer of the Surviving Corporation, Max Wygod will be Executive Chairman of the Surviving Corporation’s board of directors, Adam Dublin will be Chief Strategy Officer of the Surviving Corporation and Clifford Farren will be Chief Financial Officer, Treasurer and Secretary of the Surviving Corporation.

Except as disclosed in this Statement, the Reporting Person has no present plan or proposal that would result in an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, such as a merger, reorganization, liquidation, relocation of operations, or sale or transfer of a material amount of assets, or any material changes in the Issuer’s capitalization, corporate structure or business.

In addition to the Supporting Shares, and as noted above, all of the shares of Issuer Preferred Stock, which vote on an “as converted” basis with the Issuer Common Stock, and certain convertible notes of the Issuer, in each case, that are held by certain of the Supporting Securityholders are subject to one or more of the Voting Agreements. As a result of the Voting Agreements and certain other agreements entered into by such Supporting Securityholders, such shares of Issuer Preferred Stock are not presently convertible into shares of Issuer Common Stock (and the holders thereof do not presently have the right to convert such shares of Issuer Preferred Stock into shares of Issuer Common Stock within 60 days of the date of this Statement). Similarly, convertible notes of the Issuer held by certain Supporting Securityholders, which are convertible into shares of Issuer Common Stock, are not presently convertible into shares of Issuer Common Stock (and the holders thereof do not presently have the right to convert such convertible notes into shares of Issuer Common Stock within 60 days of the date of this Statement). Therefore, the Reporting Person is not presently deemed to be the beneficial owner of shares of Issuer Common Stock issuable upon conversion of the Issuer Preferred Stock or upon conversion of such convertible notes.

Item 5.	Interest in Securities of the Issuer.

The information contained in rows 7, 8, 9, 10, 11, 12 and 13 on the cover page of this Statement and the footnotes thereto, and the information set forth or incorporated in Items 2, 3 and 4 of this Statement is incorporated by reference in its entirety into this Item 5.

(a), (b)

As a result of the transactions described in Item 4, as of the date of this Statement, under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Exchange Act, the Reporting Person may be deemed to have shared power to vote up to (and therefore beneficially own) 47,267,887 shares of Issuer Common Stock in favor of approval of the Merger or in connection with certain other matters described in Item 4 above (the terms of which are incorporated herein by reference) (based on (i) 116,347,812 shares of Issuer Common Stock outstanding as of the close of business on October 15, 2020, as represented by the Issuer in the Merger Agreement and (ii) 3,176,659 shares of Issuer Common Stock issuable upon exercise of Issuer Warrants based upon the representations of the holders of such Issuer Warrants in the Voting Agreements). Accordingly, the percentage of the outstanding shares of Issuer Common Stock that may be deemed to be beneficially owned by the Reporting Person as a result of the Voting Agreements is approximately 39.6%.

CUSIP No. 42333M101	13D

Except as set forth above, the Reporting Person does not beneficially own any shares of Issuer Common Stock. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the shares of Issuer Common Stock referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Person. All shares beneficially owned by the Reporting Person are reported to the knowledge of the Reporting Person based on the representations of the Issuer and the Supporting Securityholders.

To the knowledge of the Reporting Person, none of the persons named in Schedule I attached hereto beneficially owns any shares of Issuer Common Stock.

(c) None.

(d) To the knowledge of the Reporting Person, no person, other than the Supporting Securityholders and their controlling persons has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Issuer Common Stock covered by this Statement.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer.

The information set forth in Items 4 and 5 above is incorporated by reference in its entirety into this Item 6. Other than the Merger Agreement and the Voting Agreements described above, to the best of the Reporting Person’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2, or between such persons and any person, with respect to the securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	Material to Be Filed as Exhibits.

Exhibit	Description
1	Agreement and Plan of Merger, dated as of October 16, 2020, by and among Helix Technologies, Inc., Forian Inc., DNA Merger Sub, Inc. and Medical Outcomes Research Analytics, LLC (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Helix Technologies, Inc. with the Securities and Exchange Commission on October 19, 2020).
2	Form of Voting Agreement (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Helix Technologies, Inc. with the Securities and Exchange Commission on October 19, 2020).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 21, 2020

FORIAN INC.

By:	/s/ Max Wygod
Name:	Max Wygod
Title:	Executive Chairman

CUSIP No. 42333M101	13D

SCHEDULE I

INFORMATION CONCERNING MEMBERS OF THE BOARDS OF DIRECTORS AND

THE EXECUTIVE OFFICERS OF THE REPORTING PERSON

The following table sets forth information about the members of the Board of Directors of the Reporting Person (the “Reporting Person Board”) and the executive officers of the Reporting Person as of October 16, 2020. The common business address and telephone number for all the directors and executive officers of the Reporting Person is as follows: c/o Forian Inc., 41 University Drive, Suite 405, Newtown, PA 18940, telephone number: (267) 757-8707.

Name, Country of Citizenship, Position	Present Principal Occupation or Employment
Max Wygod United States	Director and Executive Chairman of the Reporting Person

Dan Barton United States	Director and Chief Executive Officer of the Reporting Person

Adam Dublin United States	Director and Chief Strategy Officer of the Reporting Person

Clifford Farren United States	Chief Financial Officer, Treasurer and Secretary of the Reporting Person